Schering AG expects significantly higher earnings for 2004

Berlin, January 20, 2005 - Schering AG (FSE: SCH, NYSE: SHR) announced today that earnings for fiscal year 2004 are expected to be well above previous estimates. On the basis of preliminary figures, the company now expects earnings per share to be approximately EUR 2.60 Euro. Schering had forecasted earnings per share of over EUR 2.35.

The expected higher earnings result from an improved operating profit as well as positive one-time effects, in particular with regard to income taxes. Charges for restructuring measures have been accounted for as expected.

"Our preliminary figures indicate that earnings per share will be well above our previous projections", said Dr. Joerg Spiekerkoetter, Executive Board member responsible for Finance and Personnel, Schering AG. "We are well on our way to reaching our goal of an operating margin of 18% by 2006."

"These figures reflect first achievements of our FOCUS-Initiative", said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "They are the result of the huge commitment of our employees and demonstrate that we are determined to realize our goals."

Schering will publish its preliminary results for 2004 on February 9, 2005.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

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